1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com David J. Harris david.harris@dechert.com +1 202 261 3385 Direct +1 202 261 3085 Fax

January 28, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Barbara T. Heussler

Re:	Golub Capital BDC, Inc., et al.
File No. 812-13764

Ladies and Gentlemen:

On behalf of Golub Capital BDC, Inc. (the “Company”) and the other applicants, we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission pursuant to a letter dated December 2, 2014 to David J. Harris and Michael L. Sherman relating to the Company’s amendment no. 6 to the application for an order pursuant to sections 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”), and rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by section 57(a)(4) of the Act (as amended, the “Application”). For your convenience, the Staff’s comments are included in this letter and each comment is followed by the applicable response. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Application. Per the Staff’s request, a PDF file of the Application marked to indicate all changes from Amendment No. 6 has been attached to this filing as an exhibit.

1.	Please update the application, including any changes in the applicants:

a.	On page 7, in the third paragraph, please describe the entities “Golub Capital Incorporated” and “Golub Capital LLC” and their relationship to the Company. Previously these entities were listed as Controlled Advisors, but they were not listed on Form ADV and they were subsequently deleted from this list; however, they are still listed as applicants.

January 28, 2015 Page 2

Response: Golub Capital Incorporated has been removed as an applicant. The requested disclosures about Golub Capital LLC have been added to the application.

b.	Please reconcile the list of Existing Funds on page 9 where fourteen entities are listed and in Appendix A where forty one are listed.

Response: The requested changes have been implemented.

c.	Please list Golub GP VIII, LLC as an applicant and add to Appendix A as this entity is described as the general partner of Golub Capital VIII on page 10.

Response: The general partner of Golub Capital VIII is Golub Onshore GP, LLC. The application has been revised accordingly.

d.	In the heading and Appendix A, Golub Debenture GP, LLC is listed as a Fund GP but the entity is not described in the application. Please either delete this entity as an applicant or state which Fund it serves as a Fund GP.

Response: References to Golub Debenture GP, LLC have been deleted from the application.

2.	Thank you for your explanation of Required Majority under section 57(o). Our requirement for Independent Directors however is separate and apart from section 57. Therefore, consistent with precedent, on page 8, please replace the last sentence of footnote 5 with the following: “No Independent Director will have a direct or indirect financial interest in any Co-Investment Transaction, other than through an interest in the securities of the Company.”

Response: The identified sentence (which is now the last sentence of footnote 7) has been revised to provide as follows: “No Director who is an Independent Director with respect to the Co-Investment Program will have a direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest in the securities of a Regulated Fund.”

3.	On page 8, in the second full paragraph, please delete the third through fifth sentences; beginning “GC Advisors and the Controlled Advisers....investment advisers to any of

January 28, 2015 Page 3

the Funds.” and make conforming changes to page 12.

Response: The requested revisions have been made.

4.	On page 9, in Section I.C. Existing Funds and Fund GPs, please confirm the registration status of each of the Existing Funds as 3(c)(1) or 3(c)(7).

Response: The requested revisions have been made.

5.	On page 12, at the end of the fourth sentence of the full paragraph, please insert the following footnote:

FN  The Company, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Response: The requested revisions have been made.

6.	On page 12, in the carryover paragraph at the bottom of the page the allocation formula is stated as “pro rata based on the relative total capital of the participants” and “total capital” is defined as “raised equity plus available debt”. Please explain whether this definition is limited to liquid assets, and if so, supplementally explain why the term, “Available Capital”, cannot be used. If the definition is not limited to liquid assets, please explain why this is an appropriate allocation metric.

Response: The definition of total capital is not limited to liquid assets, but is an appropriate allocation metric because it provides an objective, stable reference point that can consistently and predictably be applied when allocating scarce investment opportunities. In this respect it is comparable to the total assets allocation metric that has been utilized in prior exemptive applications.

7.	On page 13, please delete the first full paragraph.

Response: The requested revisions have been made.

8.	In condition 2(c)(ii), please replace “transaction” with “Potential Co-Investment Transaction.”

Response: The requested revisions have been made.

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9.	In condition 13, in the first sentence, please insert the following as a footnote after “transaction fee”:

FN  Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Response: The requested revisions have been made.

* * *

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We trust that the foregoing has been responsive to the Staff’s comments. Should the Staff have any further comments or questions, please contact the undersigned at 202.261.3385 (or by facsimile at 202.261.3085). Thank you for your attention to this matter.

Sincerely,

/s/ David J. Harris

David J. Harris

cc:          David B. Golub

Mary Kay Frech, Branch Chief, Division of Investment Management